EXHIBIT 99.4

               Summary of Tdsoft Ltd.'s Gil Eyal Share Option Plan

1. DATE OF THE PLAN - June 24, 1997 (as amended on March 23, 1999 and October 3, 1999).

2. SCOPE - Tdsoft granted Gil Eyal, an employee of Tdsoft at the time of such grant (the "Employee"), options to purchase 38,490 ordinary shares of Tdsoft, New Israeli Shekel 0.10 per share, at an exercise price of $2.078 per share (the "Options"), pursuant to a vesting schedule which provided that one-fourth of the Options would vest at the end of each of the second, third, fourth and fifth years of the Employee's continuous employment with Tdsoft.

3. TAX TREATMENT OF THE OPTIONS - The tax treatment of the Options was governed by Section 102 of the Israeli Income Tax Ordinance.

4. EXERCISE - the Employee may exercise the Options, in whole or in part, at any time after they have vested in accordance with the vesting schedule described above and prior to January l, 2009.

5. TERM FOR EXERCISE - Any Option not exercised prior to or on January l, 2009 shall lapse and become void and un-exercisable.

6.   ACCELERATION-

     6.1. In the event that within twelve (12) months of the closing date of a merger or consolidation of Tdsoft with or into another corporation, or a sale of all or substantially all of the shares or assets of Tdsoft (each, a "Transaction") the Employee's employment is terminated by Tdsoft or the successor corporation without "cause" (as defined below) (the "Termination"), the vesting dates of a portion of the unvested Options shall be accelerated such that the higher of (a) half of the Options that have not yet vested or (b) the Options that would otherwise vest during the 12 months following the date of Termination, shall immediately vest and become exercisable. In the event that the Employee's employment is formally terminated by Tdsoft and such employment is immediately commenced by the successor corporation in the Transaction, this paragraph will not apply.

     6.2. In the event that the Employee's employment is terminated by Tdsoft without "cause" (as defined below), the vesting dates of a portion of the unvested Options shall be accelerated such that the Options that would otherwise vest during the 12 months following the date of Termination shall immediately vest and become exercisable.

          The term "cause" shall mean (i) conviction of any felony involving moral turpitude or affecting Tdsoft, (ii) any refusal to carry out a reasonable directive of Tdsoft's chief Executive Officer which involves the business of Tdsoft or its affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of Tdsoft or its affiliates; (iv) any breach of the Optionee's fiduciary duties or duties of care to Tdsoft, including without limitation disclosure of confidential information of Tdsoft; and (v) any conduct (other than conduct in good faith) reasonably determined by the board of directors of Tdsoft to be materially detrimental to Tdsoft.

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7.   Pursuant to an addendum to the plan dated June 24, 1999, if, at any time during the effectiveness of the plan and as long as the Options have not expired, control of Tdsoft is transferred such that a third party or third parties that are not, as of the date of the addendum, shareholders of Tdsoft, purchase at least 90% of Tdsoft's capital and voting rights, the Employee shall, prior to the change of control, be entitled to purchase shares of Tdsoft in accordance with the Options, but only for the purpose of selling the shares underlying the Options to the new controlling owners immediately upon receipt of said shares.